Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended September 30, 2002

(millions)
Earnings, as defined:
Income before cumulative effect of a change in accounting principle	$566
Income taxes	199
Fixed charges, included in the determination of net income, as below	244
Amortization of capitalized interest	1
Distributed income of independent power investments	55
Less: Equity in earnings of equity method investees	51

Total earnings, as defined	$1,014

Fixed charges, as defined:
Interest charges	$234
Rental interest factor	8
Fixed charges included in nuclear fuel cost	2

Fixed charges, included in the determination of net income	244
Capitalized interest	65

Total fixed charges, as defined	$309

Ratio of earnings to fixed charges	3.28